Exhibit (b)(1)

July 9, 2007

Megasoft Limited

85, Kutchery Road

Mylapore

Chennai - 600 004

India

Kind Attn:	Mr. G.V. Kumar
Managing Director & CEO

Dear Sir,

Subject: Term Loan facility of USD 25 million

We refer to the discussions you had with us regarding your requirement of a loan of USD 25.0 million for the purpose of partially funding the acquisition of Boston Communications Group, Inc. USA.

ICICI Bank (the “Arranger”) is pleased to inform you that it has obtained internal credit approvals for providing credit facilities of up to USD 25.0 million (the “Facility”) at the terms as agreed.

Please note that the availability of the Facility is subject to the completion of conditions precedent, satisfactory documentation, and non existence of any material adverse events.

Yours faithfully,

/s/ Ajay Saraf
Ajay Saraf
Senior General Manager

ICICI Bank Towers	Tel. (91-22) 2653 1414	Regd. Off. : “Landmark”
Bandra-Kurla Complex	Fax (91-22) 2653 1122	Race Course Circle
Mumbai 400 051, India.	Website www.icicibank.com	Vadodara 390 007, India

TERM SHEET

MEGASOFT LIMITED

THE PARTIES
1.	Sponsor Group	Megasoft Limited and its subsidiaries
2.	Sponsor / Guarantor	Megasoft Limited and its subsidiaries
3.	Promoters of the Sponsor Group	Mr Ravindra Sannareddy and associates as defined under existing regulations
4.	Target	Boston Communications Group Inc., USA (BCGI), a company incorporated under the laws of United States of America.
5.	Target Group	BCGI and their respective subsidiaries from time to time.
6.	Company	A wholly owned subsidiary of Megasoft Ltd, set up in an overseas tax efficient jurisdiction, acceptable to Lenders.
7.	Obligors	The Borrower, the Guarantor and the Target Group
8.	Borrower(s)	Tranche A: Company
9.	Existing Promoters of Target Company	None
10.	Mandated Lead Arranger(MLA)	ICICI Bank Limited acting through its overseas branches and / or subsidiaries
11.	Lender(s)	ICICI Bank Limited, including is overseas branches and subsidiaries along with other banks that may be brought together by the Lead Arranger on a best efforts basis
12.	Book Runners	ICICI Bank Limited acting through its overseas branches and / or subsidiaries.
13.	Facility Agent	ICICI Bank Limited acting through its overseas branches and / or subsidiaries.
14.	Security Trustee	To be determined, if required

15.	Transaction

a) The Sponsor intends to acquire 100% of the shares of capital stock of the Target for an approximate consideration of ~USD 70.0 mn (including transaction costs) through a tender offer (the “Offer”) to be followed by the merger (the “Merger”) of the Acquiring Company into the Target with the Target surviving the Merger as a wholly owned subsidiary of the Sponsor pursuant to the terms of the Agreement and Plan of Merger dated as of _______ __, 2007 by and among the Sponsor, the Acquiring Company and the Target (the “Merger Agreement”). The transactions contemplated by the Merger Agreement are referred to herein as the “Acquisition.” Financing for the Acquisition and related transactions will be as follows:

• ~USD 65mn to pay the consideration payable in respect of the Acquisition

• ~USD 5mn transaction costs

16.	Transaction Structure

The structure for the Transaction shall be as follows:

1. The Sponsor establishes an acquisition vehicle, the Company, which is a wholly owned subsidiary of the Sponsor;

2. The Lenders provide a credit facility to the Company;

3. The Borrowers use the proceeds of the Facility for the stipulated purposes;

4. Post Acquisition and subsequent merger the Target will be wholly owned by the Company.

17.	Means of Finance	The Transaction would be financed in the following manner: Tranche A: Term Loan up to ~USD 25.0 mn arranged by the Lead Arranger and made available to the Company;
18.	Purpose	The Borrowers shall apply the proceeds from the Facility towards: Partially funding the Acquisition of the Target and transaction costs;
19.	Availability Period	Subject to the terms and conditions contained in the Transaction documents and the satisfaction of the conditions precedent set out herein, the Facility will be available for draw down from the date of satisfaction of the conditions precedent or the date of execution of the Facility Agreement, whichever is later but not beyond 4 months.
20.	Validity	This term sheet is valid for acceptance up to July 31, 2007.
21.	Draw down

Draw down is subject to Documentation, Conditions Precedent being competed to the satisfaction of the Lenders.

The Borrower must give a prior written notice of 5 business days to the Facility Agent before draw down of the Facility.

Tranche A to be drawn simultaneously in one single lump some before the end of Availability Period.

22.	Drawdown Dates	The dates on which the Draw down is made
23.	Final Maturity	Tranche A: 5 years
24.	Repayment Schedule	The Borrower shall repay in full all amounts due to the Lenders as per a schedule to be agreed upon with consultation with the Borrower / Sponsor. Tranche A: In 10 semi annual instalments as follows
		Instalment No.	Instalment Amount (USD in million)
		1	0.5
		2	0.5
		3	2.0
		4	2.0
		5	3.0
		6	3.0
		7	3.0
		8	3.0
		9	4.0
		10	4.0
PRICING: Refer to Annexure I SECURITY
25.	Security

Subject to existing regulatory framework, the Facility will be secured by:

Tranche A:

- An irrevocable and unconditional corporate guarantee from the Sponsor (the “Guarantor”) guaranteeing all the obligations of the Borrower under Tranche A.

- This guarantee will be secured by an exclusive first charge on all the present and future, moveable and immoveable assets of the Sponsor

- Future Assets include but are not limited to mortgage on the land allotted in Hyderabad to the Sponsor, through an MOU dated 24/08/2006 with AP government or affiliate for construction of IT park at Nanakramguda village, AP, created earlier of 30 September 2008 or within 45 days from registration/transfer of the property to Sponsor

-100% pledge of shares of the Company held by the Sponsor

OTHER TERMS
26.	Cancellation / voluntary prepayment

Tranche A: The Borrower may, by giving the Facility Agent 7 business days’ prior written notice, cancel the whole or part of the undrawn portion(s) of the Facility (before the end of the Availability Period) or voluntarily prepay the whole or part of the Facility at the end of any Interest Period subject to a minimum amount of USD 3.0 million with no prepayment penalty. However if at any point the amount due remaining at any given period is less that USD [3].0 Million, the same may be prepaid in part or whole.

Payment of prepayment premium would not be applicable in case of prepayments at the end of an Interest Period. However, prepayments made on any other dates would be subject to break costs.

No amounts repaid/prepaid may be re-borrowed under this Facility.

Any prepayments shall be applied to repayment installments in inverse order of maturity.

27.	Mandatory Prepayment

The following events qualify for prepayment of the Facility:

1. Any equity or convertible issuance in future by the Sponsor or any of its subsidiaries

• The entire proceeds from sale of any assets by the Borrowers or any of their subsidiaries, subject to reinvestment rights and other exceptions to be agreed upon.

Excess cash available from business operations (“Excess Cash”) would be mandatorily prepaid. Excess Cash is defined as : Profit after Tax+ depreciation + net change in Working Capital – Scheduled debt service payment of the Borrower with respect to the Facility - Capital Expenditures

Any Capital Expenditures more than USD 2 mn will not be allowed without prior approval from the Lenders.

2. Any proceeds received under any insurance claim or any Other similar event by the Sponsor or any of their subsidiaries.

On the occurrence of any of these events, the Lender shall stipulate the percentage of the net proceeds of any of these events that will be used for mandatory prepayment of the Facility.

Any such prepayments will be applied to the then-remaining principal outstanding of the Facility in inverse chronological order of maturity.

All mandatory prepayments shall be subject to the same notification requirements as Voluntary Prepayments. Any amount prepaid may not be redrawn under the Facility
28.	Documentation

(i) Facility Agreement, which will contain the usual clauses generally incorporated in syndicated loan agreements and based on appropriate documentation due diligence in the judgment of Lead Arranger;

(ii) Security documentation including documents relating to Security Trustee;

(iii) Other financing documents as required, customary to transactions of this nature.

29.	Documentation Charges	Payable on actual basis to the Lenders over and above the costs, if any, in relation to the external counsels engaged on behalf of the Lenders in relation to the Facility.
30.	Conditions Precedent

Customary for financing of this nature, including but not limited to:

• Evidence of due authorizations and execution of the transaction documents;

• Corporate Guarantee from the Sponsor as required for Security for Tranche A;

• Contribution worth USD 8 mn by the Sponsor into the Acquiring Company, for the purpose of partially financing the Acquisition;

• Sponsor to give adequate opinions on availability of guarantees from each of its subsidiary, to the satisfaction of the lenders;

• Sponsor Group shall have accepted for payment pursuant to the Offer that number of shares of the Target which, together with any Target shares acquired pursuant to the Top-Up Option (as defined in the Merger Agreement), constitutes at least 90% of the shares of the Target, and the Merger shall have become effective in accordance with the terms and conditions of the Merger Agreement without any waiver or amendment of such terms and conditions not consented to by the Lenders;

• Sponsor Group and/or Borrowers to provide a favorable solvency opinion of FTI Consulting (accounting advisors to the Sponsor Group) (or any other solvency opinion/certificate acceptable to the lenders) as to the solvency of the Company on the Closing Date after giving effect to the Merger and all related Transactions, including the financing contemplated in this Term Sheet and the guaranties and grant of collateral security provided for herein;

• Submission of the necessary constitutional documents by the Obligors;

• Board resolution of each of the Obligors approving the terms and conditions of the transaction and in a form and manner which is satisfactory to the Lenders;

• All regulatory consents and internal approvals, as stated by a counsel appointed by the Lenders, having been obtained by the Obligors and certified copies thereof having been furnished to the Facility Agent;

• Satisfactory opinion on the effectiveness of the Merger Agreement;

• Certified true copy of the executed Merger Agreement;

• The Obligors providing such representations and warranties as may be required by Lenders;

• Satisfactory legal opinion on the validity and enforceability of the Merger Agreement and that the Company is not engaged in financial services;

• Satisfactory legal opinions on the validity and enforceability of the transaction documents under the relevant laws;

Such other conditions which may be customary to transactions of this nature.

31.	Representations, Warranties and Undertakings

Customary for financings of this nature including, but not limited to, the following:

(i) Corporate organisation, existence, power and authorisation of the Obligors;

(ii) Execution, delivery and performance of loan documentation not violating law, Obligors’ charter or bylaws or existing agreements and does not result in the imposition of liens;

(iii) No government or regulatory approvals, or other third-party consents required other than those already obtained;

(iv) Legality, validity, binding effect and enforceability of the Facility documentation;

(v) No litigation, investigation or proceeding that may have a material adverse effect on the business, condition (financial or otherwise), operations, performance, prospects of any Obligor that purports to affect the legality, validity, binding effect or enforceability of the loan documentation;

(vi) No material adverse change in the business, condition (financial or otherwise), operations, performance, prospects of the Obligors since March 31, 2007;

(vii) Completeness and accuracy of financial statements and all other information furnished;

(viii) Priority and validity of security;

(ix) No requirement to file, or pay stamp duty, registration charges or any other statutory duties and levies;

(x) No Obligor is in the business of providing financial services;

(xi) No Obligor shall be party to any merger or acquisition in future without the Lenders’ prior written consent;

(xii) No violation of law or material agreements;

(xiii) No defaults under other agreements;

(xiv) No potential or actual events of default in subsistence;

(xv) Full disclosure and no misleading information;

(xvi) The Merger has been consummated in accordance with the terms of the Merger Agreement without any waiver or amendment of the terms and conditions thereof not consented to by the Lenders;

(xvii) Compliance with laws and regulations and there is no conflict with any other obligations; and

(xviii) Each Obligor is solvent.

The Lenders shall have the right to stipulate in the transaction Documentation such other representations and warranties, as they may deem fit, prior to the drawdown.

32.	Special Condition	• In the event of acceptance of the Commitment Letter (attached with this Term Sheet) by the Sponsors , the MLA will have the first right of refusal for the purpose of financing the Transaction;
33.	Covenants

Ownership Covenants

The management control and ownership of 100% of the Company and Acquiring Company shall remain with the Sponsor during the term of the Facility.

Financial Covenants

Among others, on individual financials of the Company and Sponsor, the Lender shall provide financial covenants on the following parameters during the entire tenor of the Facility:

Financial Covenants for Tranche A (for each of the financial year ending December 31, till the currency of the facility.

		Covenant	Sponsor
		Total Debt/ATNW	Max 0.7
		Total Debt/EBIDTA	Max 3.8, for year ending December 2007
Max 3.5, for subsequent years
		DSCR	Minimum 2

Adjusted Total Net worth (ATNW) is defined as Net Worth- Investment in group companies- Loans and advances to group companies

Total Debt: Short Term Debt + Long Term Debt + Contingent Liabilities

The computation of the Financial Covenants shall be calculated and interpreted in accordance with the GAAP applicable to the annual financial statements of the Obligors.

Financial Covenants will be tested semi-annually on the basis of compliance certificates (“Compliance Certificates”) signed by any Director of Borrower (on a semi-annual basis) and by the statutory auditor of Borrower (on an annual basis).

The Sponsor would be required to furnish to the Lenders an annual business plan within 30 days of the beginning of a new accounting period.

Summary Definitions for the above parameters would be specified during documentation.

Standard Covenants

Standard covenants customary to transactions of this nature, including but not restricted to the following:

• The Company shall maintain and effect insurance with reputed insurance companies acceptable to the Lender against risks to the various security created for the Facility;

• Maintenance of Security by the Sponsor s;

• The Sponsor undertake that it or its subsidiaries shall not incur any additional indebtedness without Lenders approval, over and above the Facility Amount and subject to certain amounts already mentioned in a business plan submitted to and agreed upon by the Lenders;

• The Lender(s) reserves the right to nominate a representative/observer on the board of directors of the Sponsor, if any amount under this facility either interest or principal is in arrears or overdue or if such payment would cause a breach of covenant in the opinion of the Lender(s);

• Any event, which in the opinion of the Lender(s) would lead to a material change in the operations (including sale, purchase, and acquisitions) /business policies / capital structure / legal structure, would require prior approval of the Lender(s);

• The Lender has the first right of refusal for any incremental business of the Sponsor/Borrower including but not limited to hedging of foreign currency exposure and interest rates, refinance of the debt, future issuances of debt, equity, convertibles etc.;

• The Sponsor/Borrower undertakes to provide such necessary certificates as required by the Lender demonstrating end use of funds in a form and manner satisfactory to ICICI Bank;

• In a continuing Event of Default, the Sponsor shall not declare dividends/other distributions to shareholders or other group companies during the term of the Facility without prior consent of the Lenders.

The Lender(s) shall have the right to stipulate in the Transaction Documents such other covenants and undertakings (by the Borrower/Sponsor and/or its promoters/management) as they may deem fit.

34.	Event of Default

Customary for financing of this nature, including but not limited to:

• Cross default with any group company;

• Payment default;

• Misrepresentation;

• Insolvency or insolvency proceedings, save for an appropriate exception for frivolous and vexatious proceedings;

• Cessation of all or substantial part of the business;

• Illegality;

• Material adverse change;

• Loss or material adverse modification (including the imposition of adverse conditions) of material licenses or authorisations;

• Material covenant defaults;

• Expropriation of all or material part of the Borrower’s assets;

• Material contracts or securities becoming void or adversely limited; and

• Non compliance with the terms included in this term sheet.

In an Event of Default (other than a payment default) a cure period of 30 days would be allowed at the end of which the Lenders would have the right to invoke certain Consequences of Default as mentioned below.

35.	Consequences of Event of Default	Standard consequences as customary to transactions of such nature to be detailed during documentation.
36.	Ranking	The obligations of the Borrower in respect of the Facility shall at all times rank superior with all its other present and future obligations, other than such obligations as are considered senior under law. The obligations of the Guarantor in respect of the Guarantee shall, at all times, rank at least pari - passu with all its other present and future obligations, except term loan obligations and working capital loans that have been incurred till date.
37.	Transferability	The Lenders may transfer their commitments or loans in part or in whole to banks or financial institutions without notice to the Borrower / Guarantor.
38.	Increased Cost	The Sponsor/Borrower will reimburse the Lender(s) & their affiliates for any increased costs arising due to the implementation or imposition of any new reserve requirements or other measures by regulatory bodies, including any change in capital adequacy norms, subject to customary mitigation and avoidance provisions.
39.	Expenses	The Borrower/Sponsor shall reimburse the Lender(s) for all reasonable costs and expenses incurred by the Lender(s) in connection with this Facility, including but not limited to legal, travel expenses, and other out-of-pocket expenses, whether or not the Facility proceeds to signing. The Borrower will also bear its own expenses.
40.	Material adverse changes	In the case of any material adverse change in Sponsor/Borrower in the international capital markets, loan syndication markets, financial markets or of India generally or the domestic Indian market for loans and debt securities, as determined by the Lender(s) (acting reasonably), the Lenders have the right to exercise in its sole discretion, to re-negotiate certain terms and conditions with the Borrower till the Initial Draw down Date.

41.	Illegality	In the event that it becomes illegal for any Lender to lend or maintain their commitment, the Borrower will repay all amounts outstanding under the Facility to that Lender and/or that Lender’s commitment will be cancelled.
42.	Clear Market

In case of acceptance by the Borrower of this term sheet, the Borrower, Guarantor and its subsidiaries shall agree not to enter the international or domestic debt markets for any kind of loan, note or bond issuance, in which it is the borrower/debtor/guarantor until the signing of the Facility Agreement, with the exception of onshore working capital and onshore bilateral facilities in the ordinary course of business.

The Borrower and Guarantor shall also represent by its acceptance of this term sheet that neither itself nor its subsidiaries have mandated any other party to arrange any kind of syndicated finance instrument.

43.	Other Conditions

• If the Borrower proposes to engage in an interest rate or currency hedging transaction related to the Facility, the Mandated Lead Arrangers (or appropriate affiliates thereof) will have the first right of refusal to provide such instruments at the best market price.

• A right of first refusal shall also be available to the Mandated Lead Arrangers for incremental business taken by the company including equity / convertible issuances, refinance of loans etc.

44.	Taxes

All payments to be made by the Borrower / Guarantor under the Facility will be made free and clear of all present and future taxes, levies, imports, duties, withholdings or deductions of any nature, stamp duty, liabilities or impost.

The Borrower will gross up interest and fee payments in a manner that would make such payments equal to amounts paid had no taxes, deductions, charges, withholding, stamp duty, liability or impost of whatever nature been levied.

The Borrower will indemnify the Lenders and the MLA for such taxes paid.

45.	Governing law	The Facility Agreement and the security documentation shall be governed by [•] law / laws and subject to exclusive jurisdiction of the courts of [•] or any other courts of competent jurisdiction, as may be advised by the legal counsels to the satisfaction of the Lenders. However, the Lenders shall have the right to proceed before any other court or in multiple jurisdictions as the Lenders may deem fit.